UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934

Stratus Properties Inc.
(Exact name of registrant as specified in its charter)

Delaware	72-1211572
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

212 Lavaca St., Suite 300 Austin, Texas	78701
(Address of principal executive offices)	(Zip Code)

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	The NASDAQ Stock Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A(d), check the following box.  ☐
Securities Act registration statement file number to which this form relates: Not Applicable.
Securities to be registered pursuant to Section 12(g) of the Act: None.

Item 1.	Description of the Registrant’s Securities to Be Registered.

Amendment of Rights Agreement
On March 9, 2016 (the “Execution Date”), Stratus Properties Inc. (the “Company”) entered into a Second Amended and Restated Rights Agreement (the “Amended Rights Agreement”) with Computershare Inc., as rights agent (the “Rights Agent”). The Amended Rights Agreement amends and restates the Amended and Restated Rights Agreement dated as of April 13, 2012 between the Company and the Rights Agent, as amended May 28, 2015 (the “Prior Rights Agreement”). The Amended Rights Agreement is designed to proactively assure that all of the Company’s stockholders receive fair and equal treatment in the event of a proposed acquisition of the Company, to guard against tactics to gain control of the Company without paying all stockholders a premium for that control and to enable all of the Company's stockholders to realize the value of their investment in the Company. The Company’s board of directors (the “Board”) adopted the Amended Rights Agreement because it believed that it was in the best interest of stockholders and consistent with the Board’s focus on increasing stockholder value.
The Amended Rights Agreement became effective immediately and includes, among other things, the following changes to the Prior Rights Agreement:

•	Accelerates the expiration date of the rights subject to the Amended Rights Agreement (the “Rights”) by over one year, from May 29, 2018 to March 9, 2017.

•	Reduces the beneficial ownership threshold that will trigger the Rights from 25% to 15%.

•
Provides that grandfathered persons, defined as beneficial owners of 15% or more of the outstanding shares of the Company’s common stock as of the Execution Date, will not be deemed “Acquiring Persons” under the Amended Rights Agreement, but will be restricted from acquiring 1% or more additional shares of the Company’s common stock.

•
Changes the exercise price for each one one-hundredths of a share of Series C Participating Cumulative Preferred Stock, par value $0.01 per share, of the Company pursuant to the exercise of a Right from $40 to $88.

•	Expands the definition of “Acquiring Person” to include persons acting in concert.

•	Expands the definition of “Beneficial Ownership” to include certain derivatives.
Description of Amended and Restated Rights Agreement
The following summary of the Amended Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, reference to the full text of the Amended Rights Agreement, which is filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on March 10, 2016 and is incorporated herein by reference as Exhibit 4.1.
On May 16, 2002, the Board declared a dividend of one preferred share purchase right (a “Right”) for each share of common stock, par value $0.01 per share, of the Company (the “Common Stock”) outstanding as of the close of business on May 29, 2002 (the “Record Date”). The Board adopted a rights agreement between the Company and the Rights Agent (the “Original Rights Agreement”), on May 16, 2002, and filed a certificate of designation creating a series of Series C Participating Cumulative Preferred Stock, par value $0.01, of the Company (the “Preferred Stock”) pursuant to the Original Rights Agreement (the “Certificate of Designations”), on May 30, 2002. Thereafter, the Board amended the Original Rights Agreement by (i) Amendment No. 1 to the Rights Agreement, dated as of November 7, 2003, (ii) the Prior Rights Agreement, and (iii) the Amended Rights Agreement. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Preferred Stock at a price of $88.00 per one one-hundredth of a share of Preferred Stock (the “Purchase Price”), subject to adjustment.

Until the earlier to occur of (i) a public announcement that a person or group of affiliated or associated persons (with certain exceptions, an “Acquiring Person”) has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock and (ii) the commencement by any person of, or of the first public announcement of the intention of any person to commence, a tender or exchange offer, the consummation of which would result in such person becoming the beneficial owner of 15% or more of the outstanding shares of Common Stock (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Stock certificates (or book entry shares) outstanding as of the Record Date, by such Common Stock certificate (or book entry shares) together with the Summary of Rights filed with the Amended Rights Agreement.
The Amended Rights Agreement provides that, until the Distribution Date (or earlier expiration or redemption of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier expiration or redemption of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a legend incorporating the Amended Rights Agreement by reference, and notice of such legend will be furnished to holders of book entry shares. Until the Distribution Date (or earlier expiration or redemption of the Rights), the surrender for transfer of any certificates for shares of Common Stock (or book entry shares of Common Stock) outstanding as of the Record Date, even without such legend or a copy of the Summary of Rights, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate or registered in book entry form. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.
The Rights are not exercisable until the Distribution Date. The Rights will expire on March 9, 2017 (the “Final Expiration Date”), unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.
The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).
The number of outstanding Rights is subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.
Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of (a) $1.00 per share and (b) an amount equal to 100 times the dividend declared per share of Common Stock. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to a minimum preferential payment of the greater of (i) $1.00 per share (plus any accrued but unpaid dividends) and (ii) an amount equal to 100 times the payment made per share of Common Stock. Each share of Preferred Stock will have 100 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which outstanding shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary anti-dilution provisions.
Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the value of the one one-hundredth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person, affiliates and associates of the Acquiring Person and certain transferees thereof (which will thereupon become null and void), will thereafter have the right to receive upon exercise of a Right that number of shares of Common Stock having a market value of two times the exercise price of the Right.
In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person, affiliates and associates of the Acquiring Person and certain transferees thereof which will have become null and void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the Right.
At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding shares of Common Stock, the Board may exchange the Rights (other than Rights owned by such Acquiring Person and certain transferees thereof which will have become null and void), in whole or in part, for shares of Common Stock or Preferred Stock (or a series of the Company’s preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one share of Common Stock, or a fractional share of Preferred Stock (or other preferred stock) equivalent in value thereto, per Right.
With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock or Common Stock will be issued (other than fractions of shares of Preferred Stock which are integral multiples of one one-hundredth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the Preferred Stock or the Common Stock.
At any time prior to the time an Acquiring Person becomes such, the Board may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”) payable, at the option of the Company, in cash, shares of Common Stock or such other form of consideration as the Board shall determine. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.
For so long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Amended Rights Agreement in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Amended Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights (other than holders of Rights owned by or transferred to any person who is or becomes an Acquiring Person or affiliates and associates of an Acquiring Person and certain transferees thereof).
Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Item 2.	Exhibits.

4.1
Second Amended and Restated Rights Agreement dated as of March 9, 2016 between Stratus Properties Inc. and Computershare Inc., as Rights Agent (incorporated by reference to Exhibit 4.1 to Stratus Properties Inc.’s Current Report on Form 8-K filed on March 10, 2016, File No. 000-19989).

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Stratus Properties Inc.

Date: March 10, 2016	By:	/s/ Erin D. Pickens
	Name:	Erin D. Pickens
	Title:	Senior Vice President and Chief Financial Officer (authorized signatory and Principal Financial Officer)

EXHIBIT INDEX

4.1
Second Amended and Restated Rights Agreement dated as of March 9, 2016 between Stratus Properties Inc. and Computershare Inc., as Rights Agent (incorporated by reference to Exhibit 4.1 to Stratus Properties Inc.’s Current Report on Form 8-K filed on March 10, 2016, File No. 000-19989).